February 21, 2006

Mail Stop 3561

Via US Mail and Facsimile

Ms. Sue Ann Merrill
Chief Financial Officer and Secretary
376 Main Street, PO Box 74
Bedminster, New Jersey 07921

Re:	Kent Financial Services, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Forms10-QSB for the periods ended June 30, 2005, March 31,
2005
and
      September 30, 2005
	Commission file #: 001-07986

Dear Ms. Merrill:

We have reviewed your February 10, 2006 response letter and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *


Amended Form 10-KSB for the year ended December 31, 2004

Note 6. Kent Educational Services, Inc.

1. We note that your disclosure does not include the specific percentage controlling interest acquired in the Academy in August 2004, as previously requested. In future filings, please include in your disclosure that the ownership interest you acquired is a 60% controlling interest.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments via EDGAR within
15
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Ms. Sue Ann Merrill
Kent Financial Services, Inc.
February 21, 2006
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